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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Amendment No. 1*

Sterling Chemicals, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

859166 10 0

(Cusip Number)

James B. Rubin
Resurgence Asset Management, L.L.C.
10 New King Street
White Plains, New York 10604
Telephone: (914) 288-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. 859166 10 0			Page 2 of 10 Pages

1.	Name of Reporting Person: James B. Rubin Resurgence Asset Management, L.L.C. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,507,256(1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,507,256(1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,507,256(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 57.0%

14.	Type of Reporting Person (See Instructions): IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Resurgence Asset Management, L.L.C. (“RAM”) exercises voting and dispositive power over the Issuer’s securities solely in RAM’s capacity as the general partner and/or sole investment advisor of M.D. Sass Corporate Resurgence Partners, L.P., M.D. Sass Corporate Resurgence Partners II, L.P., and M.D. Sass Corporate Resurgence Partners III, L.P. (“Resurgence I, II and III”, respectively), the Resurgence Asset Management, L.L.C. Employment Retirement Plan (the “Plan”), and a separately managed account for a private corporation (the “Account”). Accordingly, RAM may be deemed to share voting and dispositive power with Resurgence I, II and III, the Plan and the Account. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of RAM. In addition, funds which have invested side by side with funds managed by RAM and RAMI (as defined on the next page) beneficially own an additional 84,227 shares of the Issuer’s Common Stock in the aggregate.

CUSIP No. 859166 10 0			Page 3 of 10 Pages

1.	Name of Reporting Person: James B. Rubin Resurgence Asset Management International, L.L.C.(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 641,839(1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 641,839(1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 641,839(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 19.8%

14.	Type of Reporting Person (See Instructions): IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Resurgence Asset Management International, L.L.C. (“RAMI”) exercises voting and dispositive power over the Issuer’s securities solely in RAMI’s capacity as sole special shareholder of and sole investment advisor of M.D. Sass Corporate Resurgence International, Ltd. Accordingly, RAMI may be deemed to share voting and dispositive power with M.D. Sass Corporate Resurgence Partners International Ltd. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of RAMI. In addition, funds which have invested side by side with funds managed by RAM and RAMI beneficially own an additional 84,227 shares of the Issuer’s Common Stock in the aggregate.

CUSIP No. 859166 10 0			Page 4 of 10 Pages

1.	Name of Reporting Person: James B. Rubin Re/Enterprise Asset Management, L.L.C. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,387,784(1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,387,784(1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,387,784(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 37.3%

14.	Type of Reporting Person (See Instructions): IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Re/Enterprise Asset Management L.L.C. (“REAM”) exercises voting and dispositive power over the Issuer’s securities (a) as the sole investment advisor to two employee pension plans and (b) as general partner and sole investment advisor of M.D. Sass Re/Enterprise Portfolio Company, L.P. (“Enterprise”) and M.D. Sass Re/Enterprise II, L.P. (“Enterprise II”). Accordingly, REAM may be deemed to share voting and dispositive power with each of the pension plans, and Enterprise and Enterprise II. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of REAM.

CUSIP No. 859166 10 0	Schedule 13D/A	Page 5 of 5 Pages

Item 1. Security and Issuer.

     This Schedule 13D relates to Common Stock of Sterling Chemicals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1200 Smith Street, Suite 1900, Houston, Texas 77002.

Item 2. Identity and Background.

(a)	Names of Persons Filing:

1.	Resurgence Asset Management, L.L.C. (“RAM”)

2.	Resurgence Asset Management International, L.L.C. (“RAMI”)

3.	Re/Enterprise Asset Management, L.L.C. (“REAM”)

(Each person listed above is a “Reporting Person” and collectively “Reporting Persons”)

(b)	The address for each of the Reporting Persons is:

10 New King Street
White Plains, New York 10604

(c)	The principal occupation of each of the Reporting Persons is that of investment advisor.

(d) — (e)	None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     This Schedule 13D covers securities issued in connection with the Joint Plan of Reorganization under Chapter 11, Title 11, United States Code of Sterling Chemical Holdings, Inc., et al., Debtors, filed with the United States Bankruptcy Court, Southern District of Texas, Houston Division, on October 14, 2002, as amended (the “Plan”). The Issuer is the reorganized debtor under the Plan.

     At the effective date of the Plan, December 19, 2002 (the “Effective Date”), the funds and accounts managed by the Reporting Persons received (1) 2,175 shares of Preferred Stock of the Issuer, convertible into 2,175,000 shares of Common Stock, for an investment of $30,000,000; (2) 1,430,193 shares of Common Stock issued upon exercise of certain rights offered under the Plan to the holders of certain of the Issuer’s debt securities for an investment of $19,727,000 and in exchange for claims; and (3) 231,820 shares of Common Stock and 376,209 Warrants of the Issuer, convertible into 376,209 shares of Common Stock, in exchange for claims under the Plan. In addition, 24,666 shares of Common Stock were issued in connection with the merger of Sterling Chemicals Holdings, Inc. and Sterling Chemicals, Inc. pursuant to the Plan shortly before the Effective Date. Further, the Reporting Persons received 383.218 shares of Preferred Stock, convertible into 383,218 shares of Common Stock, from the Issuer in four separate share distributions in 2003.

Item 4. Purpose of Transaction.

     See Item 3.

     None of the Reporting Persons has formulated any plans or proposals that relate to or otherwise result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D; however, as of the Effective Date of the plan of reorganization of the Issuer under Chapter 11 of the Bankruptcy Code, the board

CUSIP No. 859166 10 0	Schedule 13D/A	Page 6 of 6 Pages

of directors of the Issuer consisted of nine members, five of whom are employees of RAM, RAMI and REAM, including James B. Rubin. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer’s business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of the Reporting Persons and the Issuer, other business opportunities available to the Reporting Persons and the funds and accounts they manage, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) — (b) See Rows 7, 9, 11 and 13 of each cover page.

     The percentages in Row 13 of each cover page are based on 2,825,000 shares of Common Stock that were outstanding as of October 31, 2003, as reported in the Issuer’s Form 10-Q for the quarterly period ending September 30, 2003, plus, for each of the Reporting Persons, the number of Common Stock issuable upon exercise of each of such Reporting Person’s Preferred Stock and Warrants.

     The 4,536,879 shares of Common Stock beneficially owned by the Reporting Persons includes shares of Common Stock that the Reporting Persons have the current right to acquire upon conversion of shares of Preferred Stock of the Issuer and upon exercise of Warrants of the Issuer. As of December 31, 2003, funds and accounts managed by RAM held 1,353.138 shares of Preferred Stock, convertible into 1,353.138 shares of Common Stock, and 215,749 Warrants, exercisable for 215,749 shares of Common Stock; funds and accounts managed by RAMI held 366.166 shares of Preferred Stock, convertible into 366,166 shares of Common Stock, and 48,732 Warrants, exercisable for 48,732 shares of Common Stock; funds and accounts managed by REAM held 791.090 shares of Preferred Stock, convertible into 791,090 shares of Common Stock, and 105,282 Warrants, exercisable for 105,282 shares of Common Stock. In addition, funds which have invested side by side with funds managed by RAM and RAMI beneficially own 47.824 shares of Preferred Stock, convertible into 47,824 shares of Common Stock, and 6,446 Warrants, exercisable for 6,446 shares of Common Stock.

(c)	Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)	No person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed As Exhibits.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D

Exhibit 2	Disclaimer of Beneficial Ownership

CUSIP No. 859166 10 0	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

RESURGENCE ASSET MANAGEMENT, L.L.C.

	By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.

	By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.
	By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

CUSIP No. 859166 10 0	Schedule 13D/A	Page 8 of 8 Pages

EXHIBIT INDEX TO SCHEDULE 13D
STERLING CHEMICALS, INC.

Exhibit 1	Agreement between Resurgence Asset Management, L.L.C., Resurgence Asset Management International, L.L.C., and Re/Enterprise Asset Management, L.L.C., as to joint filing of Schedule 13D.

Exhibit 2	Disclaimer of Beneficial Ownership by RAM, RAMI and REAM.

CUSIP No. 859166 10 0	Schedule 13D/A	Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF AMENDMENT NO. 1 SCHEDULE 13D

Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13D, and agrees that this amendment to Schedule 13D is filed on its behalf.

Dated: February 13, 2003

RESURGENCE ASSET MANAGEMENT, L.L.C.

	By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.
	By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.
	By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

CUSIP No. 859166 10 0	Schedule 13D/A	Page 10 of 10 Pages

EXHIBIT 2

DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Amendment No. 1 to Schedule 13D to which this exhibit is attached, and the filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment No. 1 to Schedule 13D.

Dated: February 13, 2003

RESURGENCE ASSET MANAGEMENT, L.L.C.
	By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.
	By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.
	By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman